FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 7, 2017

Item 3.	News Release

A news release issued on November 7, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. and Namaste Technologies Inc. announce start of vaporizer sales through Aurora website.

Full Description of Material Change

Aurora Cannabis Inc. and Namaste Technologies Inc. are pleased to announce that the Companies have commenced sales through Aurora’s website and mobile application under the Exclusive Hardware Supply Agreement, as announced on September 28, 2017.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 7, 2017.

November 7, 2017	TSX: ACB	TSX-V: N

Aurora Cannabis and Namaste Technologies Announce Start
of Vaporizer Sales through Aurora Website

Vancouver, BC – November 7, 2017 - Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Namaste Technologies Inc. (“Namaste”) (CSE: N) (FRANKFURT: M5BQ) (OTCMKTS: NXTTF) are pleased to announce that the Companies have commenced sales through Aurora’s website and mobile application under the Exclusive Hardware Supply Agreement (the “Agreement”), as announced on September 28, 2017.

Further to the Agreement, Aurora is now offering a range of high-quality vaporizers to its medical patients through the Company’s online platform. Commencement of sales under this agreement represents a significant milestone for Namaste in aligning itself with one of the industry’s leading Licensed Producers. In turn, through the collaboration, Aurora is broadening its product offering. With over 200 orders over the first three days since the offering going live, uptake has been impressive.

Namaste is a technology leader in the online sale of ancillary hardware products for the cannabis market, and offers a customer experience that meets the Aurora Standard for sales and customer service. The products offered through Aurora’s website are carefully curated, and, combined with Namaste’s processing and delivery capabilities, offer the best possible experience from ordering through to consumption. The ability to offer patients non-smoked methods to consume cannabis is of growing importance in a market featuring evolving user preferences. Through this collaboration, Aurora is now able to provide this growing segment of the cannabis market with a broader and more diversified product offering, while providing expanded market reach for Namaste.

Namaste anticipates that the collaboration with Aurora will result in additional revenues, and will continue to work with Aurora in expanding the current product offering and adding further value to Aurora’s medical patients.

Management Commentary

“We are very pleased with the encouraging start for sales of Namaste-sourced products through our website and mobile application,” said Terry Booth, CEO of Aurora. “We’re offering our clients new options and a broader range of products, in response to customer demand. Our collaboration with Namaste, the technology leader in this segment, ensures our patients receive the best possible customer experience, in line with the Aurora Standard. Going forward, we look to further enhance the offering with Namaste, positioning us for the increasing demand we anticipate both from the rapidly-growing medical market and, once legalized, the consumer market.”

Sean Dollinger, President and CEO of Namaste added, “We are delighted to have commenced sales through our collaboration with Aurora, and are excited with the initial results. We greatly value the relationship with one of Canada’s leading producers, and are proud to offer best-in-class products and customer support to their registered patients. We intend to expand our product offering through Aurora, including new and innovative products, and offer an even wider selection to our partner’s customers.”

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About Namaste Technologies Inc.

Namaste is the largest online retailer for medical cannabis delivery systems globally. Namaste distributes vaporizers and smoking accessories through e-commerce sites in 26 countries and with 5 distribution hubs located around the world. Namaste has majority market share in Europe and Australia, with operations in the UK, US, Canada and Germany and has opened new supply channels into emerging markets including Brazil, Mexico and Chile. Namaste, through its acquisition of Cannmart Inc., a Canadian based late-stage applicant for a medical cannabis distribution license (under the ACMPR Program) is pursuing a new revenue vertical in online retail of medical cannabis in the Canadian market. Namaste intends to leverage its existing database of Canadian medical cannabis consumers, along with its expertise in e-commerce to create an online marketplace for medical cannabis patients, offering a larger variety of product and a better user experience.

On behalf of the Board of Directors

Terry Booth	Sean Dollinger

Chief Executive Officer	Chief Executive Officer

###

For further information

For Aurora:

Cam Battley	Marc Lakmaaker

Executive Vice President	Director, Investor Relations and

+1.905.864.5525	Corporate Development

cam@auroramj.com	+1.647.289.6640
www.auroramj.com	marc.lakmaaker@auroramj.com

For Namaste
Sean Dollinger

Chief Executive Officer

+1 (786) 389 9771

Sean@NamasteTechnologies.com
https://www2.namastetechnologies.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Aurora and Namaste are under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, nor TSX-V, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.